VIA EDGAR

September 18, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C.

USA  20549-7010

Attention:

Karl Hiller,
Branch Chief, Division of Corporation Finance

Re:

Cardero Resource Corp. (the “Company”)

Form 20-F for Year Ended October 31, 2008

Filed April 30, 2009

File No. 1-32345

SEC Comment Letter dated August 3, 2009

Dear Sirs:

Thank you for your letter of August 3, 2009, and your comments concerning the Company’s 20F for the fiscal year ended October 31, 2008 (the “2008 20F”).  In the following paragraphs, we take this opportunity to respond to those comments, using the same numbering as in your comment letter.

General

1.

The lack of numbering in the EDGAR filed 2008 20F appears to be a glitch in the “EDGARizing” process, as the documents sent for “EDGARizing” have numbered pages.  We will review this matter with our filing service to ensure that all future filings have page numbers.

Financial Statements

Note 15 – United States Generally Accepted Accounting Principles

(a) Differences in Accounting Principles

We enclose a highlighted version of the affected pages of the Company’s Consolidated Financial Statements for the year ended October 31, 2008 which contains proposed amendments to address certain of the items raised in your letter, as discussed below.  The Company proposes to implement any changes to its financial statement disclosure arising from your comments on a prospective basis, as all proposed amendments have not changed any previously reported information, but rather have provided additional detail to that information.  Therefore, the attachments are submitted by way of clarification only.

2.

We respond as follows:

(a)

The Company has augmented its proposed disclosure in to specify in notes 15(a)(iii) and (iv) to clearly indicate that differences impacting total assets and net loss relate to exploration expenditures.  The resource property table in note 5 has also been expanded to breakdown property write-offs in the years ended October 31, 2008 and 2007 between acquisition costs or exploration expenses such that the amounts relating to exploration costs written off articulate with those amounts being disclosed as reconciling items in note 15.

(b)

Please also note that the revised mineral property table included in Note 5 now includes details concerning the content of total costs capitalized under Canadian GAAP at October 31, 2008 as to acquisition costs and exploration expenses.

(c)

The Company has also reviewed the content of note 15(a)(i) concerning its explanation of the differences in accounting for exploration expenditures under Canadian and US GAAP, and found that it adequately explains the basis for capitalization and periodic impairment review.  We have, however, added the total capitalized value of resource properties at October 31, 2008 under US GAAP and referenced this disclosure to the resource property table in note 5 wherein details of which property groups are comprised in this total can be identified.  A statement has also been inserted that all applicable impairment provisions have been made in arriving at the capitalized cost for purposes of U.S. GAAP.

Engineering Comments

As discussed with Mr. Schuler, we confirm that the changes proposed below in response to the engineering comments may be applied on a prospective basis, and therefore it is not required that an amended version of the 2008 20F be filed.  Rather, such changes will be incorporated into the Company’s 2009 20F (due on or before April 30, 2010).  For ease of reference, we have enclosed a copy of the 2008 20F, blacklined to show the proposed changes that will be reflected in the Company’s 2009 20F.

General

3.

The Company will include the form of cautionary language contained in your comment letter in future press releases that reference resources on the Company’s properties.  The Company will also include such cautionary language on a “Cautionary Notes” page on the Company’s website, which will be accessed from a link entitled “Cautionary Notes” on the home page.  The Company’s home page will also contain a note as follows:  “Please read our cautionary notes to investors before proceeding”.  We are advised by our website hosting company that such changes will be uploaded by early next week.

Risk Factors

4.

We will include the requested risk factors under three new headings in the “Risk Factors” section, as follows:

(a)

“The figures for the Company’s estimated resources are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated”;

(b)

“Only limited drilling has been carried out on the Pampa de Pongo Project”: and

(c)

“Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any development activities will result in profitable mining operations”.

Mineral Resource Estimate

5.

We will include the requested disclosure in a new paragraph under the “Pampa de Pongo Iron Property, Peru – Mineral Resource Estimate” heading.

6.

As discussed, we will delete the references to resources other than at a 15% cutoff.  We note that, as disclosed in the 2008 20F, the economic cut-off (15% iron) used to generate mineral resources was assumed and based on the experience of SRK (the independent consultants who estimated the mineral resource) with similar projects.  They also indicate that the final cut-off required to produce a saleable product will need to be confirmed by future metallurgical testwork.  Accordingly, there is no particular assumed iron ore price utilized to derive the 15% cutoff.  In testing the reasonable prospects for economic extraction when estimating the resources, SRK utilized four separate iron ore prices in its sensitivity analysis.

Cost Estimates

7.

As discussed, the disclosure with respect to Mining and the Preliminary Economic Assessment Results will be deleted.

We trust that the foregoing responses are satisfactory.  However, should you have any additional questions, or wish to discuss any of these responses, please do not hesitate to contact Michael Kinley (CFO), Lawrence Talbot (Vice-President & General Counsel) or Keith Henderson (Vice-President, Exploration), all of whom are available at the Company’s offices in Vancouver at 1-604-408-7488.

Yours truly,

CARDERO RESOURCE CORP.

Per: (signed) Michael Kinley

Michael W. Kinley,

Chief Financial Officer

MWK

Encls.